SUBSIDIARIES OF REGISTRANT

NAME	PERCENTAGE OWNERSHIP (%)	STATE OF ORGANIZATION
IXI Mobile (USA), Inc.	100	Delaware

IXI Mobile (R&D) Ltd.*	100	Israel

*	Wholly owned by IXI Mobile (USA), Inc.

Not included above are other subsidiaries which, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as such term is defined by Rule 1-02(w) of Regulation S-X.